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                                    Form T-1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                      CHECK IF AN APPLICATION TO DETERMINE
                      ELIGIBILITY OF A TRUSTEE PURSUANT TO
                               SECTION 305(b) (2)


                              THE BANK OF NEW YORK
               (Exact name of trustee as specified in its charter)


New York                                               13-5160382
(State of incorporation                                (I. R. S. employer
if not a U. S. national bank)                          identification no.)

One Wall Street,  New York,  NY                        10286
(Address of principal executive offices)               (Zip code)


                    World Omni Auto Receivables Trust 2002-A
                       (Issuer with respect to securities)


                         World Omni Auto Receivables LLC
              (Exact name of Registrar as specified in its charter)


Delaware                                               52-2184798
(State or other jurisdiction of                        (I. R. S. employer
incorporation or organization)                         identification no.)


190 N.W. 12/th/ Avenue
Deerfield Beach, Florida                               33442
(Address of Principal Executive Offices)               (Zip Code)


                               Asset-Backed Notes
                       (Title of the indenture securities)

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1.       General information.  Furnish the following information as to the
         Trustee:

         (a) Name and address of each examining or supervising authority to which it is subject.

         Name                                          Address

         Superintendent of Banks of the State          2 Rector Street,  N.Y.,
         New York, NY                                  NY 10006,  and Albany,
                                                       12203

         Federal Reserve Bank of New York              33 Liberty Plaza, N. Y.,
                                                       NY 10045

         Federal Deposit Insurance Corporation         Washington,  DC 20429

         New York Clearing House Association           New York,  NY 10005

         (b)  Whether it is authorized to exercise corporate trust powers.

         Yes.

2.       Affiliations with Obligor.

         If the obligor is an affiliate of the trustee, describe each such affiliation.

         None.

16. List of Exhibits.

         Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.
         F. R. 229.10 (d).

                1. A copy of the Organization Certificate of The Bank of New York (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672 and Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637.)

                4. A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 33-31019.)

                6. The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with the Registration Statement No. 33-44051.)

                7. A copy of the latest Report of Condition of the Trustee published pursuant to law or To the requirements of its supervising or examining authority.

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                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, The Bank of New York. A New York banking corporation, organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of New York and State of New York, on the 12/th/ day of June, 2002.

                                  The Bank of New York, as Indenture Trustee for

                                  By: /s/ John Bobko
                                     ------------------------
                                           John Bobko
                                           Assistant Treasurer